Managed Portfolio Series
c/o U.S. Bancorp Fund Services, LLC
615 East Michigan Street
Milwaukee, WI 53202

December 11, 2018

VIA EDGAR TRANSMISSION

Ms. Alison White
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Managed Portfolio Series (the “Trust”) File Nos.: 333-172080 and 811-22525
Advantus Strategic Dividend Income Fund (S000038233)

Dear Ms. White:

The purpose of this letter is to respond to the comments you provided on November 27, 2018 and in subsequent telephone conversations regarding the Trust’s Post-Effective Amendment (“PEA”) No. 383 to its Registration Statement on Form N-1A (the “Registration Statement”), filed for the purpose of making material changes to the Advantus Strategic Dividend Income Fund, (the “Fund”), a series of the Trust, including changing the name of the Fund to the Securian AM Real Asset Income Fund. PEA No. 383 was filed with the U.S. Securities and Exchange Commission (“SEC”) pursuant to Rule 485(a) under the Securities Act of 1933, as amended (“1933 Act”), on Form N‑1A on October 23, 2018.

For your convenience in reviewing the Trust’s responses, your comments and suggestions are included in bold typeface immediately followed by the Trust’s response.  Capitalized terms used in this response letter, but not defined herein, shall have the same meaning as in the Registration Statement.

The Trust’s responses to your comments are as follows:

1.	Please update the Series and Class IDs within the Edgar System to reflect the Fund’s new name.

The Trust responds by updating the Series and Class IDs within the Edgar System.

2.	Please consider whether the Fund’s Fees and Expenses Table should include a line item for “Current Income Expense” and “Deferred Income Expense” as a result of the Fund’s investments in MLPs.

The Trust responds that it does not believe line items for “Current Income Expense” or “Deferred Income Expense” are needed in the Fund’s Fees and Expenses Table. The Fund has in the past and intends to distribute to shareholders all net investment income and net realized gains. As such, there is not anticipated to be any income tax expenses or tax-deferred income expense.

3.
Please advise supplementally how the Fund will value derivatives for purposes of satisfying the Fund’s policy to invest at least 80% of its net assets (including any borrowing for investment purposes) in “real assets” and securities of companies that derive at least 50% of their revenues from activities related to real assets.

The Trust responds supplementally that investments in derivative instruments would not be counted towards satisfying the Fund’s 80% requirement.

4.
Within the Principal Risks section of the Prospectus, please clarify if the Fund’s risks are listed in order of importance, or if they are listed randomly. If the order is random please consider re-organizing in order of importance.

The Trust responds that the principal risk factors are not listed in order of importance but the Trust respectfully declines to re-order the principal risk factors. As the Fund’s holdings change, the relative importance of the individual risk factors change as well.

5.
Within the Principal Risks section of the Prospectus, please confirm whether “Foreign Securities Risk” refers to developed countries or emerging market countries.  If this risk refers to emerging market countries, please define what countries the Fund considers to be an emerging market country and define the risks associated with investments in emerging market countries.

The Trust responds supplementally that the Fund does not intend to invest in emerging market securities as a principal investment strategy.

6.
On Page 22 of the Statement of Additional Information (“SAI”), under “Credit Default Swaps” the disclosure states “The buyer in a credit default swap contract is obligated to pay the seller a periodic fee, typically expressed in basis points on the principal amount of the underlying obligation (the “notional” amount), over the term of the contract in return for a contingent payment upon the occurrence of a credit event with respect to the underlying reference obligation.” Please explain why the word “notional” is in quotes here, but does not appear anywhere else in the document.  Please advise or revise the disclosure.

The Trust responds by revising the disclosure under “Credit Default Swaps” on page 22 of the SAI as follows:

“Credit Default Swaps.  The Fund may enter into credit default swap contracts.  The credit default swap contract may have as a reference obligation one or more securities that are not currently held by the Fund.  The buyer in a credit default swap contract is obligated to pay the seller a periodic fee, typically expressed in basis points on the principal amount of the underlying obligation (~~the “notional”~~ otherwise known as the notional amount), over the term of the contract in return for a contingent payment upon the occurrence of a credit event with respect to the underlying reference obligation.  A credit event is typically a default, restructuring or bankruptcy.”

7.	On Page 33 of the SAI, under “Fundamental and Non-Fundamental Investment Limitations” please consider whether the Fund’s 80% policy should be included as a Non-Fundamental Investment Limitation.

The Trust responds by adding the Fund’s 80% policy as a Non-Fundamental Investment Limitation.

8.
The discussion of portfolio manager compensation on page 43 of the SAI includes disclosure that each portfolio manager is eligible for an annual bonus based on the ability to meet predetermined goals which include “pre-tax performance versus appropriate benchmarks.” Please disclose the period or periods over which performance versus the appropriate benchmark is measured as required by Form N-1A, Item 20(b).

The Trust responds by revising the disclosure as follows:

“Goals include pre-tax investment performance versus appropriate benchmarks over the 1-year and 3-year periods, which, in the case of a Fund, is the Fund’s benchmark index described in the Fund’s prospectus and peer groups along with subjective standards relating to investment management activities.”

We trust that the above responses and revisions adequately address your comments.  If you have any additional questions or require further information, please contact me at (414) 765-6611.

Sincerely,

MANAGED PORTFOLIO SERIES

/s/Thomas A. Bausch
Thomas A. Bausch, Esq.
Secretary

cc:  Michael P. O’Hare, Esq., Stradley Ronon Stevens & Young, LLP.